December 12, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn: Ji Shin, Attorney-Advisor

Re:	Medical Transcription Billing, Corp.
Amendment No. 1 to Registration Statement on Form S-1
Submitted December 1, 2016
File No.: 333-214863

Dear Ms. Shin:

On behalf of Medical Transcription Billing, Corp., a Delaware corporation (the “Company”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the above referenced registration statement on Form S-1 (the “Registration Statement”), each of which has been marked to show changes from the original filing.

In this letter, we respectfully submit the following responses to the comments received from you by phone on December 5, 2016 with respect to the above referenced filing. For your convenience, we have summarized in bold face type the comments you conveyed to us. The Company’s response to each comment is set forth immediately below the text of the applicable comment. A copy of this letter has been furnished on EDGAR as correspondence.

We understand that you will be reviewing the Company’s responses and may have additional comments. We welcome any questions you may have concerning the Company’s responses and thank you for your attention devoted to the filing.

Staff Comments and Company Responses:

1.	Amend the Registration Statement to include the names of the Company’s underwriters.

Response: The names of the Company’s underwriters have been added to Amendment No. 1 to the Registration Statement.

2.	Amend the Registration Statement to reference, on the prospectus cover page, the Company’s concurrent offering under its Registration Statement on Form S-3.

Response: The Company’s concurrent offering has been referenced on the cover page of the prospectus contained in Amendment No. 1 to the Registration Statement.

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December 12, 2016

3.	Provide an analysis as to why the Company believes that its announcement of this offering prior to the filing of the Registration Statement is not a violation of Section 5 of the Securities Act and amend the Registration Statement to include a risk factor regarding the potential consequences of such violation

Response: On November 10, 2016, the Company held an earnings call to discuss its 2016 quarterly results. One of the developments discussed on the call was the Company’s recent transaction acquiring certain assets of MediGain, LLC. Pursuant to the terms of the transaction, the seller agreed to accept $2,000,000 of the purchase price at closing and the remaining $5,000,000 of the purchase price within 90 days of closing. Anticipating that investors and shareholders would want to know how the Company planned to raise funds to pay the balance of the purchase price, the Company elected to announce its intended offering of Series A Preferred Stock to raise funds for the remaining purchase price. The Company’s position is that there has been no violation of Section 5 because the announcement mentioned no more than what is permitted under the Rule 135 safe harbor of the Securities Act. It is arguable, however, that there may have been a Section 5 violation because the announcement was included as part of the Company’s routine earnings release and quarterly report, and if the earnings release and quarterly report is deemed a part of the announcement, the conditions to meeting the Rule 135 safe harbor would not be met. (Aside from the announcement itself, we believe the earnings release and related communications fell within the Rule 169 safe harbor of the Securities Act.)

We do not believe the announcement of this offering constituted “gun jumping” in violation of Section 5 of the Securities Act for the following additional reasons:

●	The announcement was not intended to (and we believe it did not) condition the market in anticipation of this offering. The contents of the Company’s earnings release and quarterly report were routine, and did not contain information that could reasonably be expected to arouse public interest in this particular offering or any other securities offering by the Company.

●	The Commission’s restrictions on communications when a securities offering is in process is to prevent selling activities in the absence of available information about the issuer or the subject securities. We respectfully ask the Staff to consider the following:

●	We do not think the announcement constituted “selling activities”. The announcement was made because, in the good faith judgment of the Company, it was important for investors and shareholders to know how the Company intended to raise funds for a material contractual obligation that had already been disclosed. The context in which the announcement was made was clearly intended to explain how a material contractual obligation would be met, and not one that had the effect of arousing interest in the securities by, for example, discussing the Company’s prospects once funds were raised and deployed.

●	We believe adequate information relating to the securities was already available at the time of announcement. This offering will be the Company’s third offering of this same security, the most recent offering conducted in July of this year. We are not aware of any disclosure that is particular to this offering that would materially alter investment considerations not already disclosed in the Company’s filings. The per share offering price and underwriting commission are also anticipated to be the same as past offerings. Accordingly, we believe that even if the announcement were “selling activities”, adequate information relating to the securities was also available to the parties to whom such selling activities were directed.

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December 12, 2016

Below please find the proposed risk factor that the Company intends to include in Amendment No. 1 to the Registration Statement regarding the announcement.

If our announcement of this offering were held to be in violation of the Securities Act, we could be required to repurchase securities sold under this offering. You should rely only on statements made in this prospectus in determining whether to purchase our shares.

On November 10, 2016, the Company held an earnings call to discuss its 2016 quarterly results. One of the developments discussed on the call was the Company’s recent transaction of acquiring certain assets of MediGain, LLC. Pursuant to the terms of the transaction, the seller agreed to accept $2,000,000 of the purchase price at closing and the remaining $5,000,000 of the purchase price within 90 days of closing. Anticipating that investors and shareholders would want to know how the Company planned to raise funds to pay the balance of the purchase price, the Company elected to announce its intended offering of Series A Preferred Stock to raise funds for the remaining purchase price in its earnings release issued on November 10, 2016, in its Quarterly Report on Form 10-Q filed on November 10, 2016 and during its earnings call the same day.

We do not believe our announcement of this offering constituted “gun jumping” in violation of Section 5 of the Securities Act. However, if it were held by a court to be in violation of the Securities Act, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price, plus statutory interest, for a period of one year following the date of the violation. We would vigorously contest any such claim that a violation of the Securities Act occurred. Any liability for a potential violation of Section 5 under the Securities Act and a resulting repurchase of our Series A Preferred Stock may adversely impact the financial health of the Company.

4.	Include the legal opinion of the Company’s counsel as an exhibit to the amended Registration Statement.

Response: Our legal opinion has been filed as an exhibit to Amendment No. 1 to the Registration Statement.

5.	It was noted that Form Ds were not filed with the Commission with respect to the Company’s unregistered sales of warrants made to Opus Bank on September 2, 2015 and July 13, 2016.

Response: The Company has since filed Form Ds for such sales.

Thank you in advance for your review. Please contact me with any questions or comments you may have at (212) 599-3077.

Very truly yours,

/s/ David Song

cc:	Mr. Mahmud Haq, Medical Transcription Billing, Corp.
Mr. Stephen Snyder, Medical Transcription Billing, Corp.
Mr. Bill Korn, Medical Transcription Billing, Corp.
Ms. Shruti Patel, Medical Transcription Billing, Corp.